

March 2, 2011

Alida Heyer
Golden Fork Corporation
8 Hermitage Way, Meadowridge
Constantia, 7806 Western Cape
RSA

> **Re:** **Golden Fork Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 16, 2011**
> **File No. 333-169152**

Dear Ms. Heyer:

We have reviewed your responses to the comments in our letter dated January 14, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Description of Business, page 13

1.  We note your response to our prior comment 13 that you deleted the statement regarding your estimate of your dry stock, food and beverage expenses on page 14. However, it appears that you did not delete this statement. Please revise.

Executive Compensation, page 18

2.  We note your disclosure on page 18 in your summary compensation table that you awarded Ms. Heyer $100,000 as a stock award. Please reconcile this disclosure with your disclosure on page 19 that you have 2,000,000 shares of common stock outstanding and that these were issued as founder's shares to Ms. Heyer in December 2009.

Other

3.  Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

4.  Please revise the consent of the independent accountant to refer to the appropriate amendment to the Form S-1 registration statement. Also, the consent should refer to the audited financial statements as of May 31, 2010 and for the period from inception on December 22, 2009 through May 31, 2010. Please revise the consent accordingly and ensure that it is currently dated in any future amendments to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Efrossyni Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,


Max A. Webb
Assistant Director


cc:     Via facsimile: (980) 422-0334
        Jared P. Febbroriello, Esq.
        JPF Securities Law, LLC